                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549
                           _________________________


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                           _________________________



For year ended                                                   Commission File
December 31, 1993                                                    No. 1-10379
                                                                 CIK: 0000846972

                                 ADIENCE, INC.
            (Exact name of registrant as specified in the charter.)

          DELAWARE                                                   14-1671486
(State or other jurisdiction of                                   (IRS Employer
incorporation or organization)                              Identification No.)

                             1305 Grandview Avenue
                        Pittsburgh, Pennsylvania 15211
             (Address of registrant's principal executive offices)

                                 412-381-2600
             (Registrant's telephone number, including area code)


                                 (Check One):
   [X]Form 10-K,  [ ]Form 20-F,  [ ]Form 11-K,  [ ]Form 10-Q,  [ ]Form N-SAR
        For Period Ended December 31, 1993
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended

______________________________


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notifiation relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________
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                                    PART I

                            REGISTRANT INFORMATION

       Full name of Registrant:                   Adience, Inc.

       Former name if applicable:
       Address of principal executive
         office (street and number)               1305 Grandview Avenue
       City, State and Zip Code:                  Pittsburgh PA  15211

                                    PART II

                            RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     [ ]    (a)  The reasons described in reasonable detail in Part
                 III of this form could not be eliminated without
            unreasonable effort or expense.


     [ ]    (b)  The subject annual report, semi-annual report,
                 transition report on Form 10-K, 20-F, 11-K or Form
            N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                   NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Company requires an extension of fifteen (15) calendar days to file its Report on Form 10-K for the period ending December 31, 1993. The Company's outside auditors need additional time to complete the audit of the Company's 1992 financial statements. See Exhibit A.

PART IV

                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Charles C. Torie           (412) 381-2600
               Vice President and
               Corporate Counsel

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ADIENCE, INC.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 1994               By:   /s/ Charles C. Torie
      ------------------                -------------------------------
                                            Charles C. Torie
                                            Vice President

PRICE WATERHOUSE
600 GRANT STREET
PITTSBURGH, PA 15219
TELEPHONE 412-355-6000



March 30, 1994



Mr. Charles C. Torie
Vice President and Corporate Counsel
Adience, Inc.
1305 Grandview Avenue
Pittsburgh, PA 15211

Dear Mr. Torie:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 30, 1994.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the consolidated financial statements of Adience, Inc. on or before the date of Form 10-K of Adience for the six month period ended June 30, 1993, and for the six month period ended December 31, 1993, is required to be filed.

Yours very truly,


PRICE WATERHOUSE